Exhibit I(i)

    THE CENTRAL CHAMBER OF COMMERCE OF FINLAND

SERVICE TO BE EFFECTED BY AN APPLICANT (§ 14)
P. Paloranta/EK	16 October 2003

Shareholders of Instrumentarium Corporation

Re
Request for the appointment of an Arbitral Tribunal
General Electric Finland Oy/Instrumentarium Corporation's minority shareholders

  In the letter of 16 October 2003 addressed to the Redemption Committee of the Central Chamber of Commerce of Finland General Electric Finland Oy has told the Redemption Committee that it represents approximately 97 percent of the shares and votes in Instrumentarium Corporation. According to the Chapter 14 Section 19 of the Finnish Companies Act General Electric Finland Oy is entitled to redeem the shares held by the other shareholders. Therefore, General Electric Finland Oy has asked the Redemption Committee to appoint an Arbitral Tribunal to settle the disputes concerning the right to redeem the shares and affirm the redemption price of the shares of Instrumentarium Corporation.

  A copy of the request is enclosed. You can ask for the enclosures from the counsel of the applicant, Mr. Petri Taivalkoski, attorney-at-law, Roschier Holmberg Attorneys Ltd., Keskuskatu 7 A, FIN-00100 Helsinki, Finland, tel +358 20 506 6000, fax +358 20 506 6100, e-mail: petri.taivalkoski@roschier.com.

  According to the § 14 of the Rules of the Redemption Committee, you have an opportunity to submit your written comments regarding the request no later than 12 November 2003.The comments are to be submitted to the Redemption Committee of the Central Chamber of Commerce of Finland, P.O. BOX 1000, FIN-00101 Helsinki, Finland.

  Yours faithfully,

  REDEMPTION COMMITTEE OF THE CENTRAL CHAMBER OF COMMERCE OF FINLAND

  Paula Paloranta
  Secretary General of the Redemption Committee

Unofficial translation from Finnish

To the Redemption Committee
of the Central Chamber of Commerce of Finland

Matter:	Request for the appointment of an Arbitral Tribunal in accordance with Chapter 14, Section 19 and Chapter 16, Section 5 of the Finnish Companies Act in a matter related to the redemption of the shares in Instrumentarium Corporation.
Applicant:	General Electric Finland Oy, Helsinki.
Applicant's counsel and procedural address:	Petri Taivalkoski, attorney-at-law Roschier Holmberg Attorneys Ltd. Keskuskatu 7 A, 00100 Helsinki Tel. 020 506 6000, Fax. 020 506 6100 E-mail: petri.taivalkoski@roschier.com.
Other shareholders:	Other shareholders in Instrumentarium Corporation (Appendix 1: List of Shareholders in Instrumentarium Corporation dated 15 October 2003).

We hereby kindly request that the Redemption Committee of the Central Chamber of Commerce of Finland appoint an Arbitral Tribunal in the following matter:

1.     BACKGROUND

General Electric Finland Oy's ("GE Finland") holding of the shares and votes in Instrumentarium Corporation ("Instrumentarium") has exceeded the threshold of nine-tenths (9/10) of the entire shareholding of same company. Therefore GE Finland is under the Finnish Companies Act (Chapter 14, Section 19) entitled to redeem the shares held by other shareholders in Instrumentarium.

GE Finland has on 14 October 2003 informed Instrumentarium of the fact that it is entitled to redemption (Appendix 2) and presented a claim for redemption (Appendix 3). Instrumentarium will by letter of same date notify the other shareholders of Instrumentarium of the fact that GE Finland has presented a claim for the redemption of their shares (Appendix 4). In addition hereto, a notification to such effect will be published in the Official Journal and two Finnish newspapers in accordance with the Finnish Companies Act and the articles of association of Instrumentarium (Appendix 5).

Instrumentarium has further on 15 October 2003 filed an application with the District Court of Helsinki requesting the court to appoint Mr. Jouko Huhtala, attorney-at-law, as trustee to supervise the interests of absent shareholders during the redemption and arbitration proceedings (Appendix 6).

2.     APPLICATION

Prior to GE Finland's presentation of its claim for redemption, GE Finland has made a public tender offer (the "Tender Offer") for all the shares and options in Instrumentarium. In the Tender Offer the consideration offered was the same as in the present redemption claim, i.e. EUR 36 per share, that in GE Finland's view shall be considered as the current price of the shares also under the Finnish Companies Act.

As a result of the Tender Offer and subsequent share acquisitions through public trading, GE Finland's holding of shares and votes in Instrumentarium currently represents approximately 97 per cent of all shares and votes in the company, whereas, the other shareholders' current holding of shares is approximately 1.4 million shares, i.e. approximately 3 per cent of all shares in Instrumentarium.

Against the above, and in accordance with Chapter 14, Section 19 and Chapter 16, Section 5 of the Finnish Companies Act, we hereby kindly request for the appointment of an Arbitral Tribunal to solve any disputes that may arise in connection with GE Finland's right of redemption and the redemption price with respect to the shares in Instrumentarium.

In Helsinki, on 16 October 2003

General Electric Finland Oy
Helsinki

Drafted by:

Petri Taivalkoski
Attorney-at-law, Helsinki